ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 18, 2025	Christopher D. Labosky
T +1 617 235 4562
christopher.labosky@ropesgray.com

VIA EDGAR

Messrs. Timothy Worthington and Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Ardian Access LLC (the “Fund”)

(File Nos. 333-282445, 811-24006)

Dear Messrs. Worthington and Parachkevov,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided orally on April 15, 2025 and April 16, 2025 relating to (i) Pre-Effective Amendment No. 3 (the “Amendment”) filed April 4, 2025 to the initial registration statement of the Fund on Form N-2 (the “Initial Registration Statement,” including subsequent amendments, the “Registration Statement”), which was filed with the Commission on October 1, 2024 and (ii) certain additional proposed strategy and risk disclosure shared with you via email on April 14, 2025 (the “ESG Disclosure”). We have considered your comments and, on behalf of the Fund, responses to those comments are set forth below.

The Staff’s comments are restated below, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

1.	The proposed ESG Disclosure references avoiding investments in certain banned sectors. Please disclose which sectors in particular will be avoided by the Fund.

Response: In response to this comment, and comments 2 and 3 below, the Fund will revise the proposed ESG Disclosure in the Principal Investment Strategies section as follows (new language underlined in blue):

Ardian has adopted a Responsible Investment Policy (the “Responsible Investment Policy”) that provides for the integration of certain environmental, social and governance (“ESG”) factors in the investment process for the Fund. The Responsible Investment Policy contemplates a screening process to avoid investments in certain banned sectors (which comprise, as of the date of this Prospectus, tobacco, pornography, controversial weapons, thermal coal in certain circumstances and gambling), an ESG due diligence analysis in connection with

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each investment decision, periodic ESG reviews during the holding period of an investment and an ESG analysis upon exit. Ardian considers the following to be key priorities with respect to its ESG analysis: the climate transition, measurable impact and value creation, and the building of a fairer society. The Fund is permitted to make an investment in an issuer that scores poorly on Ardian’s ESG criteria if the investment scores strongly on other non-ESG factors. A copy of the Responsible Investment Policy is available upon request.

2.	With respect to the proposed ESG Disclosure, please consider identifying examples of ESG criteria that the Adviser will consider in connection with its ESG analysis of Fund investments.

Response: Please see the Fund’s response to comment 1 above.

3.

With respect to the ESG Disclosure, please disclose, if accurate, that an investment could be made in an issuer that scores poorly on the Adviser’s ESG criteria if it scores strongly on other non-ESG factors.

Response: Please see the Fund’s response to comment 1 above.

4.

Please explain whether the Fund will require a “no-objection letter” to be issued by the Financial Industry Regulatory Authority, Inc. (“FINRA”) prior to the effectiveness of the Registration Statement.

Response: The Fund will not require FINRA to issue a “no-objection letter” in connection with its public offering since the Fund is a registered closed-end tender offer fund that will operate in a manner consistent with FINRA Rule 5110(h)(2)(L), which provides an exemption for such funds from the requirements of FINRA Rules 5110, 2310 and 5121.

5.

We understand that state law permits a fund to eliminate or alter fiduciary duties of directors, shareholders or other persons, and replace them with the standards set forth in the fund’s organizational documents. Provisions eliminating or altering fiduciary duties of a fund’s directors, officers, member of any advisory board, investment adviser, depositor or principal underwriter (“Covered Persons”) are inconsistent with the federal securities laws and the SEC’s expressed views on such persons’ fiduciary duties.

Please add a provision to the Limited Liability Company Agreement of the Fund (the “LLC Agreement”), or otherwise modify the document, to clarify explicitly that, notwithstanding anything to the contrary, nothing in the LLC Agreement modifying, restricting or eliminating the duties or liabilities of Directors or other Covered Persons by waiver provisions in the LLC Agreement shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: In response to this comment, the Fund will add the requested clarifying statement to the Prospectus in its next amendment to the Registration Statement. The Fund will also recommend to the Board of Directors at its next regularly scheduled meeting that it approve an amendment to the LLC Agreement providing for the requested clarification.

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6.

Please revise the sub-section entitled “Unit Repurchase Procedures” on pages 83-87 of the Prospectus to limit the discussion of tender offers to general information, like how tender offers will be funded, any general frequency (i.e. quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer (such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made) are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response: The requested change will be made.

* * *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4562.

Very truly yours,

/s/ Christopher D. Labosky
Christopher D. Labosky, Esq.

cc:	Michael Ferragamo, Ardian Access LLC

Gregory C. Davis, Ropes & Gray LLP